

May 19, 2011

Mr. Richard A. Doyle
Chief Financial Officer
Senior Housing Properties Trust
400 Centre Street
Newton, MA 02458

      RE: **Senior Housing Properties Trust**
              Form 10-K for the period ended December 31, 2010
              Filed February 24, 2011
              File No. 1-15319

Dear Mr. Doyle:

We have reviewed your response letter dated April 21, 2011 and have the following additional comment. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis …, page 56

1.   We note your response to comment 2 of our letter dated March 24, 2011. In future periodic reports please provide disclosure regarding funds from operations ("FFO"). Please note that, if you use an alternate form of FFO than that provided for in the NAREIT definition, it should be given another name, such as adjusted FFO, to distinguish that it is different. Both NAREIT FFO and your adjusted FFO should be provided in future filings. Additionally, the reconciliation of adjusted FFO should be reconciled through the NAREIT definition of FFO. Further, please ensure that per share data is also provided on both of these bases. Additionally, please provide disclosure regarding net operating income ("NOI") as it applies to your MOB segment and disclosure regarding how you calculate NOI.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at (202) 551-3585 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief